Exhibit 99.1

News Release

TSX, NYSE-AMEX
Symbol: NCQ

Shares of NovaCopper Commenced Trading in the US and Canada
The 2012 Exploration Season is Officially Launched

May 2, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-AMEX: NCQ) ("NovaCopper” or "the Company”) is pleased to announce that its common shares have commenced trading on the TSX and NYSE-AMEX Exchanges following the completion of the spinout from NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold”). NovaCopper’s principal asset is located in Alaska’s highly prospective Ambler mining district in Northwestern Alaska. NovaCopper and NANA Regional Corporation Inc., an Alaskan Native Corporation, entered into a progressive agreement in October 2011 founded on the cooperative development of the Ambler mining district.

The Ambler district is one of the richest and most-prospective copper districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits rich in copper, but also containing significant amounts of cobalt and silver. In 2011, exploration efforts were focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7% copper-equivalent grades 1 and the Bornite carbonate replacement deposit. The Arctic deposit had a post-tax net present value of between approximately $500 million and $1.0 billion, depending on metal price assumptions in the Preliminary Economic Assessment filed April 24, 20122. At the Bornite deposit, initial drill results included 178 meters of 4% copper, including nearly 35 meters of 12% copper and further demonstrated the exceptionally high-grade nature of this important and evolving mineral district (see NovaGold’s press release dated December 14, 2011).

“I am very pleased to be leading NovaCopper as we enter the next phase of the company’s development,” said Mr. Rick Van Nieuwenhuyse, the President and Chief Executive Officer. “Now that we are a public company independent of NovaGold, we are looking forward to unlocking great value from the exceptional assets we have in the Ambler mining district. Our experienced team is enthusiastic and focused on continuing to identify high-grade mineralization through an aggressive exploration program completing 15,000 meters to 20,000 meters of drilling. The exploration team is on site preparing the camp for this year’s program which will run from May to October 2012. I’m confident that this year’s exploration efforts will further expand resources, make new discoveries, and advance this world class mining district towards a development decision, thereby creating tremendous value for our shareholders. We look forward to working with NANA and the local communities to develop the Ambler mining district into a premier North American copper producer.”

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1 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb.
2 NovaCopper filed a Preliminary Economic Assessment for the Ambler Project on April 24, 2012 (“PEA”). Titled “NI 43-101 Preliminary Economic Assessment Ambler Project Kobuk, AK” Report March 9, 2012. It is available for download on NovaCopper’s website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The PEA is preliminary in nature and included inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

NovaCopper is also pleased to announce the launch of its new website. To access the latest updated Company information, please visit www.novacopper.com.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district, which hosts world-class VMS deposits containing copper, zinc, lead, gold and silver and carbonate replacement deposits containing copper, cobalt and silver. It is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012. Using four drill rigs the Company expects to complete between 15,000 meters to 20,000 meters of drilling. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contact:
Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Chief Financial Officer & Corporate Secretary

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.